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                  Exhibit 2
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Memorandum describing the company's issuance, transfer
and redemption procedures for the Policies and the Company's procedure for conversion to a fixed benefit policy


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               GENERAL AMERICAN LIFE INSURANCE COMPANY

                  DESCRIPTION OF ISSUANCE, TRANSFER
                    AND REDEMPTION PROCEDURES FOR
          FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                 Pursuant to Rule 6e-3(T)(b)(12)(ii)

                                and

                 METHOD OF COMPUTING ADJUSTMENTS IN
                   PAYMENTS AND CASH VALUES UPON
                CONVERSION TO FIXED BENEFIT POLICIES
                Pursuant to Rule 6e-3(T)(b)(13)(v)(B)

          This document sets forth the administrative procedures that will be followed by General American Life Insurance Company (the "Company") in connection with the issuance of two types of Flexible Premium Variable
Life Insurance Policies, a policy designed for general use ("Standard Policy") and a policy designed for use in connection with qualified pension plans ("Pension Policy") (collectively the "Policies" or "Policy"), the transfer of assets held thereunder, and the redemption by Owners of their interests in such Policies. The document also explains the method that the Company will follow in making a cash adjustment when a Policy is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-3(T)(b)(13)(v)(B).

I.    PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF POLICIES

      A.  Premium Payments and Underwriting

          Premiums for the Policies will not be the same for all owners of Policies ("Owners"). An initial premium, together with a completed application, must be received by the Company before a Policy will be issued. The Company requires that the initial premium for a Policy be at least equal to the Target Premium for the Policy plus $36. (The Target Premium is the amount specified for each Policy based on the requested initial face amount and certain requirements under the federal securities 1aws.)

          Following the initial premium, subject to the limitations described below, premiums may be paid in any amount and at any interval. An Owner may establish a schedule of planned premiums which will be billed by the Company at regular intervals. For the first Policy year, the amount of the planned premiums can be no less than the minimum annual premium. Failure to pay planned premiums, however, will not itself cause the Policy to lapse.

          An Owner may elect to pay premiums by means of a pre-authorized check ("PAC") procedure. Under a PAC procedure, amounts will be deducted each month, generally on the monthly
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anniversary, from the Owner's checking account and applied as a premium under a Policy. The minimum payment permitted under a PAC procedure is $10.

          An Owner may make unscheduled premium payments at any time in any amount, or skip planned premium payments, subject to the following limitations. Every premium payment must be at least $10. In no event may the total of all premiums paid in any Policy year exceed the current maximum premium limitations for that year established by Federal tax laws. The maximum premium limit for a Policy year is the largest amount of premium that can be paid in that Policy year such that the sum of the premiums paid under the Policy will not at any time exceed the guideline premium limitations referred to in section 7702(c) of the Internal Revenue Code of 1986, as amended, or any successor provision.
If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by Federal tax law. The Company may require additional evidence of insurability if any premium payment would cause an increase in the Policy's death benefit exceeding the premium received.

          A Policy will remain in force so long as the cash surrender value is sufficient to pay the monthly deduction. Thus, the amount of a premium, if any, that must be paid to keep the Policy in force depends upon the cash value of the Policy, which in turn depends on such factors as the investment experience and the cost of insurance charge. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each insured. The chief reason is that the principle of pooling and distribution of mortality risks is based on the assumption that each insured incurs an insurance rate commensurate with his or her mortality risk which is actuarially determined based on such factors as attained age, sex (except under Policies sold in Montana and under the Pension Policy), and rate class. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all insureds in a given actuarial category.

          Current cost of insurance rates will be determined by the Company based upon expectations as to future mortality experience. The cost of insurance rates are guaranteed not to exceed rates based upon the Commissioners' 1980 Standard Ordinary Mortality Tables.

          The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws may prohibit unfair discrim-

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ination among insureds but recognize that premiums may be based upon factors such as age, sex, health, and occupation.

      B.  Application and Initial Premium Processing

          Upon receipt of a completed application, the Company will follow certain insurance underwriting (e.g., evaluation of risks) procedures
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designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Policy will not be issued until the underwriting procedure has been completed.

          Insurance coverage under a Policy will begin on the issue date, which is the date as of which the Policy is delivered and the initial premium has been received prior to the insured's death and prior to any change in health as shown in the application. The issue date is used to determine Policy anniversaries, Policy years and Policy months.

          After the issue date the Company will allocate the net premium received during the "right to examine policy period" to the division of the General American Life Insurance Company Separate Account Eleven
(the "Separate Account") that invests in the Money Market Fund of General American Capital Company. Upon expiration of this period, the cash value in that division will be transferred to the divisions of the Separate Account and to the Company's General Account in accordance with the Owner's allocation instructions.

          The minimum face amount at issue is $50,000.

      C.  Reinstatement Procedures

          The Policy may be reinstated within five years after lapse and before the maturity date unless the Policy has been surrendered. A Policy will be reinstated upon receipt by the Company of a written application for reinstatement, production of evidence of insurability satisfactory to the Company and payment of sufficient premium to cover the monthly deductions due at the time of lapse, and two times the monthly deduction due at the time of reinstatement. Any indebtedness must also be paid or reinstated.

          The amount of cash value on the date of reinstatement will be equal to the amount of any loan reinstated, increased by the net premiums paid at reinstatement, any loans paid at the time of reinstatement, and the amount of any surrender charge paid at the time of lapse to the extent of the face amount reinstated. The effective date of reinstatement will be the date of approval by the Company of the application for reinstatement. There will be a full monthly deduction for the Policy month that includes

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that date. The surrender charge in effect at the time of reinstatement will equal the surrender charge in effect at the time of lapse. If only a portion of the coverage is reinstated, then only the prorated portion of the surrender charge will be reinstated. The cash value following reinstatement will be increased by the amount of the surrender charge imposed at the time of lapse, to the extent of the surrender charge reinstated.

II.   REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

          Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

      A.  Surrenders and Partial Withdrawals

          At any time during the lifetime of the insured and while a Policy is in effect, the Owner may surrender, or make a partial withdrawal under, the Policy by sending a written request to the Company. The amount available for surrender is the cash surrender value at the end of the valuation period during which the surrender request is received at the Company's home office. Amounts payable from the Separate Account upon surrender or a partial withdrawal will ordinarily be paid within seven days of receipt of the written request.

          If the Policy is being surrendered, the Policy itself must be returned to the Company along with the request. Upon surrender, the Company will pay the cash surrender value (the cash value less any indebtedness, surrender charge, and any unpaid selection and issuance expense charge), increased by the cash value of any paid-up additions, dividends due and dividend accumulations, and any unaccrued interest paid. Surrender proceeds may be paid in a single sum or under one of the settlement options. Coverage under a Policy will terminate as of the date of surrender.

          After the first Policy year, an Owner may make up to one partial withdrawal each Policy month from the Separate Account, and up to four partial withdrawals in any Policy year from the General Account. The minimum amount of a partial withdrawal request, net of any applicable surrender charges, must be at least $500 from a division, or the Policy's cash value in a division, if smaller. The maximum amount that may be withdrawn from a division is the Policy's cash value in that division.

          The Owner may allocate the amount withdrawn, subject to the above conditions, among the divisions of the Separate Account

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and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the divisions of the Separate Account and the General Account in the same proportion that the Policy's cash value in each division and the General Account bears to the total cash value of the Policy, less the cash value in the Loan Account, on the date the request for the partial withdrawal is received.

          Generally, any surrender charge imposed in connection with a partial withdrawal will be allocated among the divisions of the Separate Account and the General Account in the same proportion as the partial withdrawal is allocated. An Owner may request, however, that a surrender charge applicable to an amount withdrawn from a division be paid from the cash value in another division. No amount may be withdrawn that would result in there being insufficient cash value to meet any surrender charge that would be payable immediately following the withdrawal upon the surrender of the remaining cash value.

          The death benefit will be affected by a partial withdrawal. If Option A is in effect and the death benefit equals the face amount, then a partial withdrawal will decrease the face amount by an amount equal to the partial withdrawal plus the applicable surrender charge resulting from the change in face amount. If the death benefit is based on a percentage of the cash value, then a partial withdrawal will decrease the face amount by the amount by which the partial withdrawal plus the applicable surrender charge exceeds the difference between the death benefit and the face amount. If Option B is in effect, the face amount will not change.

          The face amount remaining in force after a partial withdrawal may not be less than $50,000. Any request for a partial withdrawal that would reduce the face amount below this amount will not be implemented. Partial withdrawals will be applied first to reduce the initial face amount and then to each increase in face amount in order, starting with the first increase.

          If a Policy is surrendered, the surrender charge will be 24% of premiums paid during the first Policy year up to the target premium for the Policy. The charge remains level over the first five Policy years and then gradually decreases to zero (0) at the end of ten Policy years. Additional surrender charges will be deducted if the Policy is surrendered following one or more increases in face amount. The surrender charge applicable to each increase will be 24% of the lesser of premiums associated with the increase which are received within 12 Policy months of the increase and the target premium for that increase. The surrender charge applicable to an increase in face amount remains level for the first five Policy months that the increase is in effect, then gradually decreases to zero at the end of ten Policy years.

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          A surrender charge also will apply to any decrease in face amount.
The amount of the surrender charge assessed because of a decrease in face amount is a portion of the surrender charge that would be deducted upon surrender or lapse. The portion is based on the relationship between the decrease in face amount and face amount before the decrease.

      B.  Changes in Face Amount

          An Owner may increase or decrease the face amount of a Policy (without changing the death benefit option) once each Policy year after the first Policy anniversary. A written request is required for a change in the face amount. Any change is subject to the following conditions:

      1. Any decrease will become effective on the monthly anniversary on or next following receipt of the written request.

      2. The minimum decrease allowed is $5,000, and the face amount may not be decreased below $50,000. If, following the decrease in face amount, the Policy would not comply with maximum premium limitations required by Federal tax law, the decrease may be limited or cash value may be returned to the Owner, at his or her election, to the extent necessary to meet these requirements.

          Any decrease will reduce the face amount in the following order:

          a.  The face amount provided by the most recent increase;

          b.  The next most recent increases successively; and

          c.  The initial face amount.

      3. For an increase in the face amount, the Company requires that satisfactory evidence of insurability be submitted. An application for an increase must be received within 60 days prior to, or 30 days following, a Policy anniversary. If approved, the increase will become effective as of the Policy anniversary. In addition, the insured must have an attained age of not greater than 80 on the effective date of the increase. The increase may not be less than $5,000 under the Standard Policy and $2,000 under the Pension Policy.

      4. An Owner may elect an increase in the face amount that will terminate on the monthly anniversary which is an

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      exact whole number of years from the effective date of the increase and which is nearest the insured's 85th birthday. The Owner may select this option only if the insured has an attained age of not less than 20 but not greater than 70 on the effective date of the requested increase.

      C.  Change in Death Benefit Option

          After the first Policy anniversary, the Owner may request in writing to change the death benefit option. If the request is to change from Option A to Option B, the face amount will be decreased by the amount of the cash value. Evidence of insurability satisfactory to the Company will be required on a change from Option A to Option B. This change cannot be made if it would result in a face amount of less than $50,000. If the request is to change from Option B to Option A, the face amount will be increased by the amount of the cash value. The effective date of a change will be the monthly anniversary on or following the date the request for change is received by the Company. The option may be changed once each Policy year.

      D.  Benefit Claims

          While the Policy remains in force, the Company will pay a death benefit to the named beneficiary in accordance with the designated death benefit option within seven days after receipt in its home office of due proof of death of the insured. Payment of death benefits may be postponed under certain circumstances, such as the New York Stock Exchange being closed for reasons other than customary weekend and holiday closings.

          The amount of the death benefit is determined at the end of the valuation period during which the insured dies. The amount of the death benefit will never be less than the current face amount of the Policy as long as the Policy remains in force. The proceeds will be reduced by any outstanding indebtedness. The proceeds will be increased by any paid-up additions to the Policy, any dividend accumulations and dividends due, and the amount of the monthly cost of insurance for the portion of the month from the date of death to the end of the month. The death benefit may exceed the face amount of the Policy depending on the death benefit option in effect, the cash value of the Policy and the applicable percentage in effect at the date of death. Under Option A, the death benefit is the greater of the face amount or the cash value on the date of death multiplied by the applicable percentage. Under Death Benefit Option B, the death benefit is equal to the face amount plus the cash value on the date of death or, if greater, the applicable percentage
(as per Option A) of the cash value on the date of death.

          If the insured is living on the maturity date (the date on which the insured reaches attained age 95), the Company will

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pay the cash surrender value of the Policy on the maturity date plus the cash value of any paid-up additions, dividends due and dividend accumulations.

          Death benefit proceeds may be paid in a single sum, or under one of the settlement options described in the Policy. The election may be made by the Owner during the insured's lifetime, or, if no election is in effect at death, by the beneficiary. An option is available only if the proceeds to be applied are $5,000 or more. The settlement options are subject to the restrictions and limitations set forth in the Policy.

      E.  Policy Loans

          After the first Policy anniversary, the Owner may, by written request to the Company, borrow an amount up to the loan value of the Policy, with the Policy serving as sole security for such loan. The loan value is equal to 90% of the cash value of the Policy on the date the Policy loan is requested, reduced by interest paid in advance on the borrowed amount to the next Policy anniversary, the amount of any existing loans and interest payable in advance on those loans, any surrender charges, and any unpaid selection and issue expense charges. The minimum amount that may be borrowed, net of the interest payable in advance, is $500. Any amount due to an Owner under a loan ordinarily will be paid within seven days after the Company receives a loan request at its home office, although payments may be postponed under certain circumstances.

          When a loan is made, cash value equal to the amount of the loan plus the interest due on the borrowed amount to the next Policy anniversary will be transferred to the "Loan Account" (part of the General Account) as security for the loan. Unless the Owner requests a different allocation, amounts will be transferred from the divisions of the Separate Account and the General Account in the same proportion that the Policy's cash value in each division and the General Account, if any, bears to the total cash value, less the cash value in the Loan Account. Cash value transferred to the Loan Account will accrue interest daily at a minimum annual rate of at least 5%. The current rate is 0.75% less than the current rate of interest charged. Interest on the loan will be charged based on an index. The loan interest rate will be set once a year on the Owner's Policy anniversary and will not change during the year. The rate of interest the Company sets for a Policy year may not exceed a maximum limit which is the greater of (a) the "published monthly average" for the calendar month ending two months before the beginning of the month in which the Policy anniversary falls; or (b) six percent (6%). The "published monthly average" means Moody's Corporate Bond Yield Average-Monthly Average Corporates, as published by Moody's Investors Service, Inc., or any successor to that service, or if the average is no longer published, a substantially similar average, established by

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regulation issued by the insurance supervisory official of the state in which this Policy is delivered.

          A Policy loan may be repaid in whole or in part at any time prior to the death of the insured and as long as a Policy is in effect. When a loan repayment is made, an amount securing the indebtedness in the Loan Account equal to the loan repayment will be transferred to the divisions of the Separate Account and the General Account in the same proportion that cash value in the Loan Account bears to the cash value in each Loan Subaccount.

III.  TRANSFERS

          The Separate Account currently has five divisions. Under the Company's current rules, a Policy's cash value, except amounts credited to the Loan Account, may be transferred among the divisions of the Separate Account and between the General Account and the divisions. Requests for transfers from or among divisions of the Separate Account must be in writing and may be made once each Policy month. Transfers must be in amounts of at least $500 or, if smaller, the Policy's cash value in a division. The Company with effectuate transfers and determine all values in connection with transfers as of the end of the valuation period during which the transfer request is received.

          The Company currently intends to continue to permit transfers for the foreseeable future. The Policy provides that the Company may at any time revoke or modify the transfer privilege, including the minimum amount transferable, and may in the future impose a charge of no more than $25 per transfer request.

IV.   REFUNDS

      A.  Rights to Examine Policy Period

          An Owner may cancel a Policy within the latest of 20 days after receiving it, 45 days after the application was signed, or 10 days of mailing a notice of the cancellation right. If a Policy is cancelled within this time period a refund will be paid. The refund will equal all premiums paid under the Policy.

          To cancel the Policy, the Owner must mail or deliver the Policy to either the Company or the agent who sold it. A refund of premiums paid by check may be delayed until the check has cleared the Owner's bank.

          A request for an increase in Face Amount may also be cancelled. The request for cancellation must be paid within the latest of 20 days from the date the Owner received the new Policy specifications page for the increase, 45 days after the application for the increase was signed, or 10 days of mailing the right to cancellation notice.

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          Upon cancellation of an increase, the Owner may request that the
Company refund the amount of the additional charges deducted in connection with the increase. This will equal the amount by which the monthly deductions since the increase went into effect exceeded the monthly deductions which would have been made absent the increase.

          If no request is made, the Company will increase the Policy's cash value by the amount of these additional charges. This amount will be allocated among the divisions of the Separate Account and the General Account in the same manner as it was deducted.

      B.  Suicide

          In the event the insured commits suicide, whether sane or insane, within two years of the issue date, the amount payable will be limited to the return of premiums paid, less any indebtedness or partial withdrawals. In the event of suicide within two years of the effective date of any increase in face amount, the death benefit for that increase will be limited to the amount of the monthly deductions for the increase.

      C.  Incontestability Clause

          The Policy is incontestable after it has been in force for two years from the issue date during the lifetime of the insured. An increase in the face amount or addition of a rider after the issue date is incontestable after such increase or addition has been in force for two years from its effective date during the lifetime of the insured. Any reinstatement of a Policy is incontestable, except for nonpayment of premiums, only after it has been in force during the lifetime of the insured for two years after the effective date of the reinstatement.

      D.  Misstatement of Age or Sex

          If the age or sex (except under the Pension Policy or any Policies sold in Montana) of the insured has been misstated in the application, the amount of the death benefit will be that which the most recent cost of insurance charge would have purchased for the correct age and sex.

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V.    METHOD OF COMPUTING EXCHANGE ADJUSTMENTS PURSUANT TO PARAGRAPH
      (b)(13)(v)(B) OF RULE 6e-3(T) UNDER THE INVESTMENT COMPANY ACT OF 1940

          During the first 24 Policy months following the issuance of the Policy, or the first 24 Policy months following the effective date of a requested increase in face amount, the Owner may in effect convert any Policy still in force to a guaranteed benefit life insurance policy by transferring the Policy's cash value in the Separate Account to the General Account. If an Owner elects to convert within 24 Policy months following an increase in face amount, the Owner can elect to transfer any portion of the Policy to the General Account for this purpose. Transfers made pursuant to this conversion right will not affect the death benefit, face amount, net amount at risk, rate class or issue age under a Policy. No charge will be imposed on any transfers resulting from the exercise of this conversion privilege, and such transfers will not count against the limitation on the amount and frequency of transfer requests allowed in each Policy month or Policy year.

          The cash value of the new Policy on the exchange date will equal the cash value of the Policy on the valuation date immediately prior to the exchange date, plus the cash value provided by any net premium credited to the new Policy on the exchange date less monthly deductions under the new Policy. The same conditions and principles applicable to the exchange of an entire policy are equally applicable to an exchange relating to an increase.

          No further adjustments are made in cash values and payments upon an exchange.

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